                               SUPPLEMENT FOUR TO
                              OFFER TO PURCHASE BY
                             AIMCO PROPERTIES, L.P.
            OF ANY AND ALL UNITS OF LIMITED PARTNERSHIP INTEREST OF
                       DAVIDSON INCOME REAL ESTATE, L.P.
                           FOR $410 PER UNIT IN CASH


We will accept all units in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on October 19, 1999, unless we extend the deadline.

WE WILL PAY ANY TRANSFER FEES, BROKERAGE FEES OR COMMISSIONS THAT MAY ARISE UPON YOUR TENDER OF UNITS TO US IN THIS OFFER.

Our offer is not subject to any minimum number of units being tendered.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $410 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o While secondary sales activity in the units of your partnership has been limited to sporadic sales, sales prices for units in your partnership ranged from $50.00 to $660.00 since July 1, 1997.

     o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units to be $552.00 per unit and an affiliate estimated the net liquidation value of your units to be $535.29 per unit.

     o Although your partnership's agreement of limited partnership provides for termination in the year 2008, the prospectus pursuant to which the units were sold in 1984 indicated that the properties owned by your partnership might be sold within 3 to 7 years of their acquisition if conditions permitted.

     o Your general partner and the property manager of the residential property are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

                                                       (continued on next page)
               --------------------------------------------------

     If you desire to accept our offer, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT
(888) 349-2005.

                                October 5, 1999

(continued from cover page)


     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.



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

                                  INTRODUCTION

         On July 30, 1999, we commenced an offer to acquire up to 9,886.37 units, representing approximately 36.92% of the outstanding units of your partnership, each in exchange for $225 in cash. We are now offering to purchase any and all units of limited partnership interest in your partnership, for the purchase price of $410 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from July 30, 1999 until the expiration date. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1999, a Supplement dated September 9, 1999, a Supplement dated September 17, 1999, a Supplement dated September 30, 1999, this Supplement, and in the accompanying letter of transmittal.

         If you tender your units in response to our offer, we will pay any transfer fees imposed for the transfer of units by your partnership. We will also pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. However, you will have to pay any governmental transfer taxes that apply to your sale (see Instruction 8 in the letter of transmittal).

         We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         Our offer will expire at 12:00 midnight, New York City time, on October 19, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after September 30, 1999.

         On September 28, 1999, ERP Operating Limited Partnership ("ERP"), commenced a tender offer, which it subsequently amended on October 1, 1999, to purchase up to 26,776 of the outstanding units at a purchase price of $405 per unit. IF YOU TENDERED YOUR UNITS IN SUCH OFFER, YOU MAY STILL TENDER YOUR UNITS TO US BY COMPLETING THE ENCLOSED LETTER OF TRANSMITTAL WHICH AUTHORIZES US TO DELIVER ON YOUR BEHALF A NOTICE OF WITHDRAWAL TO THE DEPOSITARY FOR SUCH OFFER.



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

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                    THE INFORMATION AGENT FOR THE OFFER IS:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.


           By Mail:                         By Overnight Courier:                        By Hand:

        P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                         Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                        For information, please call:

                                          TOLL FREE: (888) 349-2005



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